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                             August 1, 2023

       Karan Puri
       Chief Executive Officer
       Vahanna Tech Edge Acquisition I Corp.
       1230 Avenue of the Americas, 16th Floor
       New York, NY 10020

                                                        Re: Vahanna Tech Edge
Acquisition I Corp.
                                                            Amendment No. 3 to
Form S-4
                                                            Filed July 24, 2023
                                                            File No. 333-269747

       Dear Karan Puri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2023 letter.

       Form S-4/A filed July 24, 2023

       General

   1. We note your revised disclosure and response to comment 1. Please advise why you believe that two
business days prior to the shareholder meeting will provide a sufficient period of time for
adequate dissemination of the information referenced in your response to permit shareholders
to assess the information and to change their voting decisions if desired. Please
indicate if you will, in addition to issuing the press release, attempt to contact shareholders
directly and if so, the method of such contact. Please also advise how shareholders
wishing to change their vote following issuance of the press release will be able to do so given
the limited two business day window. Please indicate what
                                                        consideration, if any,
the you have given to providing shareholders with more than two
 Karan Puri
Vahanna Tech Edge Acquisition I Corp.
August 1, 2023
Page 2
      business days and whether you have considered the potential risk that some shareholders wishing to change their vote following issuance of the press release may not be able to do so given the short time frame. In providing your response, you may find it helpful to refer to Exchange Act Release No. 23789 (November 10, 1986) and the text accompanying footnotes 48 and 49.
       You may contact Ben Phippen at (202) 551-3697 or John Spitz at (202) 551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or James Lopez, Office Chief, at
(202) 551-3536
with any other questions.



                                                           Sincerely,
FirstName LastNameKaran Puri
                                                           Division of
Corporation Finance
Comapany NameVahanna Tech Edge Acquisition I Corp.
                                                           Office of Finance
August 1, 2023 Page 2
cc:       Evan D   Amico
FirstName LastName